UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 20, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Amber Road, Inc.

File No. 333-193858 - CF#30161

Amber Road, Inc. submitted an application under Rule 406 of the Securities Act requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed February 10, 2014.

Based on representations by Amber Road, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted	
10.1	S-1	February 10, 2014	through	October 24, 2014
10.2	S-1	February 10, 2014	through	October 24, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary